Exhibit 99.3

Pop Culture Announces Improvement in Overall Operations During the Six Months Ended December 31, 2023

XIAMEN, China, May 8, 2024 /PRNewswire/ -- In 2022, Pop Culture Group Co., Ltd (“Pop Culture,” or the “Company,” stock code: CPOP) unveiled its plan of conducting digital collection sales through its own WeChat account. According to the interim financial report for the six months ended December 31, 2023 released by the company, the second half of 2023 witnessed an increase in its overall operational performance. For the six months ended December 31, 2023, the Company recorded consolidated revenues of approximately $24 million, representing an increase of $12.75 million compared to the corresponding period of the previous fiscal year, reflecting a 113% year-on-year growth. Additionally, the Company’s consolidated gross profit for the six months ended December 31, 2023 increased from a deficit of $2.34 million in the six months ended December 31, 2022 to gross profits of $1.78 million in the six months ended December 31, 2023.

Brand promotion services. During the six months ended December 31, 2023, Pop Culture experienced a growth in its online brand marketing and promotion business, which increased by over 280% compared to the same period of the previous fiscal year. In the six months ended December 31, 2023, based on the existing online marketing and promotion matrix, Pop Culture achieved a continuous increase in its core content production with the establishment and strengthening of its CPOP MCN business. As of December 31, 2023, the Company’s CPOP MCN agency boasted 176 key opinion leaders (KOLs) with a combined fan base exceeding 70 million. By leveraging its fan base and vertical KOL channels, the Company has developed its multi-channel network (“MCN”) business. Due to the growth in online marketing and promotion, the Company’s achieved a revenue increase. Revenue for brand promotion increased by 280% from US$5.56 million for the six months ended December 31, 2022 to US$21.14 million for the six months ended December 31, 2023, primarily attributable to their cooperation with KOLs and the trend of increasing in advertisers’ online promotion budgets.

Event hosting business. The Company operates in the niche field of street dance. A digitized operational platform for street dance was launched via WeChat, aiming to be a leading brand among SaaS providers in the field of sports and arts education. Revenue for event hosting decreased by 8% from US$2.18 million for the six months ended December 31, 2022 to US$2.01 million, primarily due to the trend of online promotions and the economic downturn in general in China.

Event planning and execution business and other services. Event planning and execution remains a core business for Pop Culture, with a track record of hosting concerts for renowned artists such as Yu Quan and Li Yundi. Revenue for event planning and execution decreased by 88% from US$3.14 million for the six months ended December 31, 2022 to US$0.38 million for the six months ended December 31, 2023, primarily due to the trend of online promotions and the economic downturn in general in China.

With continuous investment and strategic positioning, the Company has achieved certain milestones in the four business segments listed above. The Company expects that its business expansion and growth will also be driven by business operations in certain film and television projects, including “The Legend of the Condor Heroes: The Legend of Qiao Feng” and “The Legend of the Swordsman”, the staging of “Superstar Concert” series as scheduled. The company anticipates comprehensive development in both entertainment and street dance sectors throughout the forthcoming fiscal year of 2024. CEO Huang Zhuoqin remarked, “In 2024, street dance joined the Olympic Games for the first time, which stands as the pivotal year for our Company’s growth.”

About Pop Culture Group Co., Ltd

Headquartered in Xiamen, China, Pop Culture Group Co., Ltd is a hip-hop culture company. The Company aims to promote hip-hop culture and its values of love, peace, unity, respect, and having fun, and to promote cultural exchange with respect to hip-hop between the United States and China. With the values of hip-hop culture at its core and the younger generation as its primary target audience, the Company hosts entertainment events, operates hip-hop related online programs, and provides event planning and execution services and marketing services to corporate clients. The Company has in recent years focused on developing and hosting its own hip-hop events. For more information, visit the Company’s website at www.cpop.cn.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and its other filings with the SEC.

For more information, please contact:

Pop Culture Group Co., Ltd

Investor Relations Department

Email: bodo@cpop.cn